Exhibit 99.1

Ministry of Public and
Business Service Delivery
Ministère des Services au public et
aux entreprises

Certificate of Amendment	Certificat de modification

Business Corporations Act	Loi sur les sociétés par actions

HEXO CORP.

Corporation Name / Dénomination sociale

2393830

Ontario Corporation Number / Numéro de société de l’Ontario

This is to certify that these articles are effective on	La présente vise à attester que ces statuts entreront en vigueur le

June 01, 2023 / 01 juin 2023

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar

Ce certificat de modification n’est pas complet s’il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

Directeur ou registrateur

BCA - Articles of Amendment - HEXO CORP. - OCN:2393830 - June 01, 2023

Ministry of Public and Business Service Delivery

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)

HEXO CORP. (October 29, 2013)

1. The name of the corporation is changed to:

Not amended

2. The number of directors or the minimum/maximum number of directors are amended as follows:

Not amended

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter “None”:

Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:

1 To create a first series of Special Shares which shall consist of an unlimited number of shares designated as Series 1 Preferred Shares and which, in addition to the rights, privileges, restrictions and conditions attached to the Special Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions as set out in these Articles. 2 To declare that effective upon the issuance of the Certificate of Articles of Amendment, as provided herein, the authorized capital of the Corporation shall consist of: (a) an unlimited number of Common Shares; (b) an unlimited number of Special Shares, issuable in series; (c) an unlimited number of Series 1 Preferred Shares, and all other references to authorized and unissued share capital inconsistent with the foregoing, are cancelled. 3 To provide that the Series 1 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - HEXO CORP. - OCN:2393830 - June 01, 2023

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter “Not Applicable”:

The rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares shall be as follows: SERIES 1 PREFERRED SHARES (a) Dividends The holders of Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, out of the monies of the Corporation properly applicable to the payment of dividends, non-cumulative dividends, in such amount and at such rate as the directors may from time to time determine. (b) Voting Except as provided in the Business Corporations Act (Ontario) (the “Act”), the holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend or vote at meetings of the shareholders of the Corporation. (c) Rights on Dissolution In the event of the liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), reduction of capital or other distribution of its assets among the shareholders by way of repayment of capital, the holders of the Series 1 Preferred Shares shall be entitled to receive in respect of each such share, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, an amount equal to the Redemption Price (as hereinafter defined) and no more. (d) Automatic Redemption Subject to Act, the Corporation shall automatically redeem all of the issued and outstanding Series 1 Preferred Shares for an amount per share equal to the Redemption Price on the earlier of (i) the 12-month anniversary of the issue date of such Series 1 Preferred Shares, and (ii) the 30th day following the Special Meeting (as hereinafter defined) (such date, the “Redemption Date”). On the Redemption Date, the Corporation shall redeem all Series 1 Preferred Shares and all rights with respect to such shares shall immediately terminate, except only the right of the holders to receive the Redemption Price without interest which Redemption Price shall, if the Series 1 Preferred Shares are uncertificated, be paid promptly, and if such Series 1 Preferred Shares are certificated, be paid on presentation and surrender of the certificate(s) for the Series 1 Preferred Shares so redeemed. Such payment shall be made by delivery to such holder of a cheque or, at the option of the Corporation, by way of wire transfer. From and after the Redemption Date, such Series 1 Preferred Shares shall not be entitled to exercise any of the rights of holders of Series 1 Preferred Shares in respect unless payment of the said Redemption Price is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Series 1 Preferred Shares so called for redemption, whichever is later, in which case the rights of the holder of the said Series 1 Preferred Shares shall remain unaffected until payment in full of the Redemption Price. The Corporation shall give 10 days written notice to the holders of the Series 1 Preferred Shares of the Redemption Date. (e) Conversion The holders of Series 1 Preferred Shares shall have the right, at the option of the holder, at any time during the ten day period following the delivery of the Conversion Eligibility Notice, to give written notice in the form of Exhibit “A” together with the presentation and surrender of the certificate(s) for the Series 1 Preferred Shares to be so converted (the “Conversion Notice”) requiring the Company to convert each Series 1 Preferred Shares into such number of fully paid and non-assessable Common Shares as is equal to the Redemption Price divided by the VWAP provided that unless otherwise approved by the Toronto Stock Exchange the holder of the Series 1 Preferred Share shall be entitled to convert only such number of Series 1 Preferred Shares as would result in the holder and persons acting in combination or in concert with it owning no more than 9.9% of the issued and outstanding Common Shares after giving effect to the conversion. On the Conversion Date, the Common Shares issuable upon conversion of the specified Series 1 Preferred Shares shall be deemed to be outstanding as of 10:00 a.m. on the Conversion Date and at such time and all rights with respect to the Series 1 Preferred Shares so converted shall immediately terminate. The Corporation shall, as soon as practicable and in any event within one business day after the Conversion Date, deliver, a certificate or DRS statement for the number of Common Shares issuable upon such conversion. If the Arrangement Agreement is terminated, the Corporation shall promptly give written notice (the “Conversion Eligibility Notice”) to the holders of the Series 1 Preferred Shares of such termination and whether or not any regulatory (including stock exchange approval) or related shareholder approvals are required. If any shareholder approvals are required to effect the conversion, the Corporation shall convene a special meeting for the purpose of obtaining such approvals, such meeting to be called within 30 days of the termination of the Arrangement Agreement and held within 45 days of the public announcement of such meeting (the “Special Meeting”). (f) No Voting or Dissent Rights in Respect of Arrangement For greater certainty, holders of the Series 1 Preferred Shares shall not benefit from or be entitled to exercise any voting rights or rights of dissent in respect of or in connection with the plan of arrangement contemplated by the Arrangement Agreement. (g) Other Notwithstanding the foregoing, in addition, as long as any shares of Series 1 Preferred Shares are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series 1

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery

BCA - Articles of Amendment - HEXO CORP. - OCN:2393830 - June 01, 2023

Preferred Shares, voting as a separate class, (i) alter or change the powers, preferences or rights of the Series A Preferred Stock so as to affect them adversely, (ii) amend the Articles of Incorporation or other charter documents in a manner adverse to the holders, (iii) increase the number of authorized shares of Series 1 Preferred Shares, or (iv) enter into any agreement with respect to any of the foregoing. (h) Definitions Conversion Date means (i) if the conversion requires regulatory (including stock exchange approval) or related shareholder approvals, the date that such required regulatory (including stock exchange approval) or related shareholder approval is obtained and (ii) in all other cases, the date the Conversion Notice is received by the Corporation. Redemption Price in respect of a Series 1 Preferred Share at any time means an amount equal to US$1.22 per share. Arrangement Agreement means an arrangement agreement entered into between Tilray Brands, Inc. and the Corporation dated April 10, 2023, as amended from time to time. VWAP means the 5 day volume-weighted average trading price of the Common Shares on the Nasdaq (or such other stock exchange on which, at the relevant time, the primary trading in the Common Shares occurs) ending on the date that the Conversion Notice is received by the Corporation. Exhibit “A” Conversion Notice To: HEXO Corp. (the “Company”) Date:                      The undersigned holder of [insert number] Series 1 Preferred Shares hereby gives notice to the Company that it requires the Company to convert [insert number] Series 1 Preferred Shares into such number of fully paid and non-assessable Common Shares as is equal to the Redemption Price divided by the VWAP (each as defined in the Company’s articles), provided that unless otherwise approved by the Toronto Stock Exchange, the number of Series 1 Preferred Share to be converted shall be reduced to such number of Series 1 Preferred Shares as would result in the holder and persons acting in combination or in concert with it owning no more than 9.9% of the issued and outstanding Common Shares after giving effect to the conversion and any Series 1 Preferred Shares not so converted will remaining outstanding. In furtherance of hereof, the undersigned hereby certifies: 1. that it, and persons acting in combination or in concert with it, hold [insert number] Series 1 Preferred Shares and [insert number] Common Shares; 2. it has made all reasonable inquiries to ensure that the information provided in this Conversion Notice is accurate Dated this [day] day of [month], [year] [insert signature block] Acknowledged and agreed by [by the transfer agent or a senior officer, on behalf of the Company] who hereby certifies it has taken reasonable steps and precautions to verify the foregoing and that, to be best of the undersigned’s knowledge, such information is accurate. Dated this [day] day of [month], [year] [insert signature block]

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter “None”:

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

May 31, 2023

The articles have been properly executed by the required person(s).

The endorsed Articles of Amendment are not complete without the Certificate of Amendment.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

Director/Registrar, Ministry of Public and Business Service Delivery